Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 29 November 2007, in connection with Orkla`s option programme, 15,000 options were exercised at a strike price of NOK 27.00 per share.

A total of 8,449,675 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 13,008,790 of its own shares.

Orkla ASA,
Oslo, 29 November 2007

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations
Tel.: +47 22 54 44 55